Exhibit 99.5

Sinovac Reports Unaudited Third Quarter 2013 Financial Results

- Conference call scheduled for Wednesday, November 13, 2013 at 8:00 AM EST -

BEIJING, Nov. 12, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited third quarter financial results for for the three and nine months ended September 30, 2013.

2013 Third Quarter Financial Highlights (period-over-period comparisons to third quarter 2012)

•	Total quarterly sales increased by 54.5% to $22.1 million from $14.3 million. Excluding $3.6 million of H5N1 vaccine revenue recognized in the third quarter of 2013, the sales from regular products increased by 29.5% to $18.5 million from $14.3 million.

•	Gross profit increased by 111.7% to $15.9 million from $7.5 million. Gross margin was 72.1%, compared to 52.6%.

•	Net income attributable to common stockholders was $2.3 million, or $0.04 per basic and diluted share, compared to net loss attributed to common stockholders of $3.0 million, or $0.05 per basic and diluted share.

•	Cash and cash equivalents totaled $89.0 million as of September 30, 2013, compared to $91.2 million as of December 31, 2012.

Recent Business Highlights

In August 2013, Sinovac (the "Company") was selected by the Beijing Health Bureau as one of the four suppliers to supply the Company's seasonal influenza vaccine, Anflu, to the citizens of Beijing. Sinovac has been chosen as one of the suppliers in the Beijing tender on six separate occasions since 2007. The total volume for the 2013 tender is up to 1.8 million doses and the delivery will depend on the actual demand in Beijing. Under the prior year's tender that totaled up to 1.8 million doses, Sinovac delivered approximately 340,000 doses of Anflu to Beijing citizens.

In October 2013, Sinovac was selected by the Jiangsu Centers for Disease Control and Prevention as one of the two suppliers of inactivated hepatitis A vaccine to the pediatric population in the Jiangsu province for its 2014 Expanded Program of Immunization (or EPI program). According to the tender award contract, the tender totals 1.8 million doses of inactivated hepatitis A vaccine, and Sinovac will supply 900,000 doses of Healive.

Mr. Weidong Yin, Chairman, President and CEO, commented, "We are pleased to see another strong quarter with revenue growth of 54.5% year-over-year, which resulted in another profitable quarter on a sequential quarterly basis. With continued execution of the tailored sales strategy, Anflu sales was increased by 121% in this quarter compared to the same period of 2012, resulted from a solid support from operation. Leveraging the improved efficiency and expanded capacity of our fully operational Changping filling and packaging line, we delivered the majority of the flu vaccine that we produced at the beginning of the seasonal flu season."

Mr. Yin concluded, "Our vaccine development pipeline is continuing to advance on schedule. The China Food and Drug Administration ("CFDA") issued new guidance in late October 2013 enabling applicants to apply for Good Manufacturing Practice ("GMP") certification for its production facilities concurrently with the production site inspection during the New Drug Application ("NDA") review process, instead of waiting until after the new drug certificate is granted to commence the GMP certification process. Sinovac is poised to benefit from the agency's revised guidance, which may accelerate the entire registration process for vaccine candidates, including EV71 vaccine."

Financial Review for Third Quarter Ended September 30, 2013

An analysis of sales and gross profit is as follows:

$000 (Unaudited)	2013Q3	% of total sales	2012Q3	% of total sales

Healive, Hepatitis A vaccine	5,252	23.8%	4,932	34.5%

Bilive, Hepatitis A&B vaccine	5,355	24.3%	5,548	38.9%

Anflu, seasonal flu vaccine	8,417	38.1%	3,806	26.6%

Rabend, Animal rabies vaccine	54	0.2%	1	0.0%

Mumps vaccine	(571)	-2.6%	-	-

Regular sales*	18,507	83.8%	14,287	100%

Panflu (H5N1), avian flu vaccine for human	3,568	16.2%	-	-

Total sales	22,075	100%	14,287	100%

Cost of goods sold	6,164	27.9%	6,771	47.4%

Gross profit	15,911	72.1%	7,516	52.6%

*Regular sales represent sales revenue generated by all commercialized products, excluding Panflu (H5N1) vaccine and Panflu.1 (H1N1) vaccine, which are produced when government issues stockpiling orders

Total sales increased by 54.5% to $22.1 million in the third quarter 2013 from $14.3 million in the third quarter of 2012. Excluding the $3.6 million H5N1 vaccine revenue recognized in the third quarter of 2013, regular sales increased by 29.5% to $18.5 million from $14.3 million in the third quarter 2012.

The growth was mainly driven by robust sales of Anflu in the third quarter of 2013 given that Sinovac's seasonal influenza vaccine was commercialized in a timely manner at the beginning of the 2013 flu season compared with the prior year, benefiting from the improved efficiency and expanded capacity of the fully operational Changping filling and packaging line.

Gross profit increased by 111.7% to $15.9 million in the third quarter of 2013 from $7.5 million in the same period of 2012. Gross margin was 72.1% in the third quarter of 2013, compared to 52.6% in the same period of 2012. The higher gross margin was primarily due to increased Anflu gross margin because a lower sales return provision as well as inventory provision was recorded and less excess capacity was charged to cost of goods sold in the third quarter of 2013, compared to the same period of 2012.

SG&A expenses in the third quarter of 2013 were $9.9 million, compared to $7.8 million in the same period of 2012. Selling expenses as a percentage of the third quarter 2013 regular sales were 32.0%, compared to 28.7% in the same period of 2012. The increase in selling expenses as a percentage of revenue was mainly due to the increased marketing efforts to generate Anflu sales this quarter.

G&A expenses in the third quarter of 2013 increased to $4.0 million from $3.7 million in the same period of 2012. The increase was mainly due to higher operating costs at the Company's Changping site as it is now fully operational. These increases were partially offset by the decrease of bonuses due to the board of directors approving certain employee bonuses to be settled from the Company's Staff Bonus and Welfare Fund, an accrued liability account, rather than charged to expense.

R&D expenses in the third quarter of 2013 decreased to $2.0 million from $3.8 million in the same period of 2012. The lower R&D expenses in the current quarter were attributable to the completion of the phase III study of EV71 vaccine candidate in the first quarter of 2013.

Depreciation of property, plant and equipment and amortization of licenses, permits and renovation costs for the third quarter of 2013 was $0.8 million, compared to $0.4 million in the same period of 2012. Depreciation increased primarily due to more assets at the Changping facility starting to be depreciated in the fourth quarter of 2012, compared to the comparative period.

Net income attributable to stockholders in the third quarter of 2013 was $2.3 million, or $ 0.04 per basic and diluted share, compared to a net loss of $3.0 million, or $0.05 per basic and diluted share, in the same period of 2012. If the $0.3 million bonus, settled from the accrued liability account, was charged to operation in third quarter of 2013, the net income of the third quarter of 2013 was approximately $2.0 million, or $0.04 per basic share and diluted share.

Financial Review for the Nine Month Period Ended September 30, 2013

An analysis of sales and gross profit is as follows:

$000 (Unaudited)	2013 1-9	% of total sales	2012 1-9	% of total sales

Healive, Hepatitis A vaccine	18,451	37.2%	10,104	34.1%

Bilive, Hepatitis A&B vaccine	17,935	36.2%	15,633	52.8%

Anflu, seasonal flu vaccine	8,747	17.6%	3,853	13.0%

Rabend, Animal rabies vaccine	132	0.3%	35	0.1%

Mumps vaccine	746	1.5%	-	-

Regular sales*	46,011	92.8%	29,625	100%

Panflu (H5N1), avian flu vaccine for human	3,568	7.2%	-	-

Total sales	49,579	100%	29,625	100%

Cost of goods sold	13,017	26.3%	10,402	35.1%

Gross profit	36,562	73.7%	19,223	64.9%

*Regular sales represent sales revenue generated by all commercialized products, excluding Panflu (H5N1) vaccine and Panflu.1 (H1N1) vaccine, which are produced when government issues stockpiling orders.

Total sales of the first nine months of 2013 were $49.6 million, a 67.4% increase from $29.6 million in the same period of 2012, and exceeded full year 2012 sales by $363,000. Excluding the $3.6 million H5N1 vaccines revenue recognized, regular sales increased by 55.3% to $46.0 million. The increased revenue was driven by the Anflu sales growth in the third quarter as well as Healive growth in the first half of the year.

Gross profit for the first nine months of 2013 increased by 90.2% to $36.6 million from $19.2 million in the same period of 2012. Gross margin was 73.7%, compared to 64.9% in the same period of 2012. The higher gross margin was primarily due to increase of gross margin of Anflu and Healive with lower sales return provision recorded and less excess capacity charged to cost of goods sold in the third quarter of 2013, compared to the same period of 2012.

Selling, general and administrative expenses for the first nine months of 2013 were $24.6 million, compared to $18.9 million in the same period of 2012. Selling expenses as a percentage of 2013 nine months regular product sales was 31.6%, compared to 33.5% of the same period of last year. The decrease in selling expense as a percentage of regular product sales was mainly due to the higher sales achieved without significantly increasing the sales team headcount and salaries. G&A expenses in the first nine months of 2013 increased to $10.0 million from $8.9 million in the same period of last year. The factors affecting general and administrative expenses in the nine months of 2013 were the same as for the third quarter of 2013 as described above.

Research and development expenses for the first nine months of 2013 decreased to $5.9 million from $15.8 million in the same period of last year as the phase III study of EV71 vaccine candidate was completed in the first quarter of 2013.

Depreciation of property, plant and equipment and amortization of licenses, permits and renovation costs in the first nine months of 2013 was $2.1 million, compared to $1.1 million in the same period of last year. Depreciation increased because more assets at the Changping facility started to be depreciated in the last quarter of 2012.

Net income attributable to stockholders in the first nine months of 2013 was $1.6 million, or $0.03 per basic and diluted share, compared to a net loss of $10.2 million, or $0.19 per basic and diluted share, in the same period of last year. If the $1.7 million bonus, settled from an accrued liability account, was charged to operations for the nine-month period, the net loss of the first nine months of 2013 was $0.1 million, or $0.002 per basic share and diluted share.

As of September 30, 2013, cash and cash equivalents totaled $89.0 million, compared to $91.2 million as of December 31, 2012. Net cash used in operating activities was $14.7 million in the first nine months of 2013. Net cash used in investing activities was $3.4 million in the first nine months of 2013, which was mainly to acquire property, plant and equipment for the Changping facility. Net cash provided by financing activities was $15.0 million in the first nine months of 2013, including loan proceeds of $13.9 million.

Conference Call Details

The Company will host a conference call prior to the market opening on Wednesday, November 13, 2013, at 8:00 a.m. EST (November 13, 2013 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International).  A replay of the call will be available from 11 a.m. EST on November 13, 2013, to November 27, 2013, at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13572718.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning November 13, 2013, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media
Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email:  aestrada@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	30-Sep-13	31-Dec-12
ASSETS

Current assets
Cash and cash equivalents	$89,026,229	$91,240,956
Accounts receivable – net	38,598,691	23,440,135
Inventories	15,939,472	10,529,476
Prepaid expenses and deposits	1,109,194	1,072,078
Due from Related Party	18,489	-

Total current assets	144,692,075	126,282,645

Property, plant and equipment	79,277,846	80,083,383
Long-term inventories	-	28,692
Long-term prepaid expenses	178,736	289,766
Prepayments for acquisition of equipment	197,938	483,278
Deferred tax assets	391,491	445,589
Licenses	865,437	1,149,914
Total assets	$225,603,523	$208,763,267

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$12,613,967	$3,328,590
Due to Related Party	3,287,582	-
Accounts payable and accrued liabilities	26,259,560	24,777,808
Income tax payable	243,071	238,775
Deferred revenue	7,541,515	1,378,425
Deferred government grants	438,853	431,097
Total current liabilities	50,384,548	30,154,695

Deferred government grants	4,571,838	4,068,602
Loans payable	36,229,007	31,181,235
Due to related party	-	3,230,125
Deferred revenue	-	10,693,247
Total long term liabilities	40,800,845	49,173,209

Total liabilities	91,185,393	79,327,904

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	55,403	55,092
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 55,402,061 (2012 –55,091,561)
Additional paid-in capital	107,201,859	106,245,934
Accumulated other comprehensive income	13,205,203	11,770,927
Statutory surplus reserves	11,808,271	11,808,271
Accumulated deficit	-10,535,905	-12,156,414
Total stockholders' equity	121,734,831	117,723,810

Non-controlling interests	12,683,299	11,711,553

Total equity	134,418,130	129,435,363

Total liabilities and equity	$225,603,523	$208,763,267

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Three and Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2013	2012	2013	2012

Sales	$22,075,472	$14,287,100	$49,579,129	$29,625,199

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses of $107,770 (2012 - $35,800) for three months and $366,171 (2012 - $104,960) for nine months	-6,164,587	-6,770,712	-13,017,307	-10,401,918

Gross profit	15,910,885	7,516,388	36,561,822	19,223,281

Selling, general and administrative expenses	-9,942,183	-7,844,861	-24,570,852	-18,865,676
Provision for doubtful accounts	-171,729	-97,067	-1,057,520	-97,067
Research and development expenses	-2,033,989	-3,773,625	-5,923,235	-15,792,500
Depreciation of property, plant and equipment and amortization of licenses	-758,971	-434,596	-2,072,837	-1,056,993
Gain/(loss) on disposal and impairment of property, plant and equipment	8	-	2,327	-
Government grants recognized in income	-	78,053	-	556,028

Total operating expenses	-12,906,864	-12,072,096	-33,622,117	-35,256,208

Operating income/(loss)	3,004,021	-4,555,708	2,939,705	-16,032,927

Interest income	544,062	464,512	1,567,982	1,561,039
Interest and financing expenses	-734,900	302,846	-2,168,306	-143,552
Other income/(expenses)	134,126	-47,283	141,221	85,430

Income/(loss) before income taxes and non-controlling interests	2,947,309	-3,835,633	2,480,602	-14,530,010

Income tax recovery/(expense)	-76,672	-5,958	-61,889	794,406

Consolidated net income/(loss)	2,870,637	-3,841,591	2,418,713	-13,735,604

Less: income/(loss) attributable to non-controlling interests	561,189	-839,758	798,204	-3,490,578
Net income/(loss) attributable to stockholders	$2,309,448	$-3,001,833	$1,620,509	$-10,245,026
Net income/(loss)	$2,870,637	$-3,841,591	$2,418,713	$-13,735,604
Other comprehensive income/(loss)
Foreign currency translation adjustment	249,027	878,183	1,601,728	1,055,232
Total comprehensive income/(loss)	3,119,664	-2,963,408	4,020,441	-12,680,372
Less: comprehensive income/(loss) attributable to non-controlling interests	588,052	-738,068	965,656	-3,351,143
Comprehensive income/(loss) attributable to stockholders	$2,531,612	$-2,225,340	$3,054,785	$-9,329,229
Basic and diluted earnings/(loss) per share	$0.04	$-0.05	$0.03	$-0.19
Weighted average number of shares of common stock outstanding
- Basic	55,382,329	55,023,070	55,235,198	54,881,874
- Diluted	55,882,837	55,023,070	55,684,691	54,881,874

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Cash Flows

Three and Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended September 30		Nine Months ended September 30
	2013	2012	2013	2012
Cash flows used in operating activities
Net income(loss) for the period	$2,870,637	$-3,841,591	$2,418,714	$-13,735,604
Adjustments to reconcile net income (loss) to net cash
used by operating activities:
- deferred income taxes	76,672	5,958	61,889	72,287
- Impairment of equipment and loss(gain) on disposal	-8	3,468	-2,327	5,928
- unrealized foreign exchange gain	-	-		-43,880
- stock-based compensation	71,685	134,138	209,378	388,104
- inventory provision	2,640	776,838	770,451	1,365,628
-provision for doubtful accounts	171,728	97,067	1,057,520	97,067
- depreciation of property, plant and equipment, and amortization of licenses	1,649,639	1,124,946	5,135,179	3,673,159
- research and development expenditures qualifying for government grant	-	-		-78,980
- deferred government grant recognized in income	-	-68,712		-467,570
- accretion expenses	19,007	48,560	71,380	185,349
Changes in:
- accounts receivable	-7,165,298	-6,631,251	-15,452,983	-7,302,483
- inventories	734,545	1,287,997	-5,922,498	-4,140,923
- income tax payable	-	-375		-3,124,852
- prepaid expenses and deposits	-428,282	560,264	-172,739	1,048,642
- deferred revenue	-3,482,735	1,456,127	-4,711,378	1,356,605
- accounts payable and accrued liabilities	101,967	-1,213,161	1,855,651	-3,735,436
Net cash used in operating activities	-5,377,803	-6,259,727	-14,681,763	-24,436,959

Cash flows from financing activities
- Loan proceeds	3,073,545	1,288,549	13,858,047	7,298,056
- Loan repayment	-	-	-162,162	-
- Proceeds from issuance of common stock	137,524	5,760	554,644	399,200
- Subscriptions received	30,638	32,000	203,094	34,400
- Dividends paid to non-controlling shareholder of Sinovac Beijing	-	-	-	-799,376
- Loan from non-controlling shareholder of Sinovac Dalian	-	-	-	3,178,164
- Government grant received	71,920	-	595,733	240,580
Net cash provided by financing activities	3,313,627	1,326,309	15,049,356	10,351,024

Cash flows used in investing activities
- Acquisition of property, plant and equipment	-768,474	-4,322,153	-3,437,346	-10,941,774
Net cash used in investing activities	-768,474	-4,322,153	-3,437,346	-10,941,774

Exchange effect on cash and cash equivalents	-187,549	1,777,618	855,026	2,703,434
Increase (decrease) in cash and cash equivalents	-3,020,199	-7,477,953	-2,214,727	-22,324,275

Cash and cash equivalents, beginning of period	92,046,428	89,440,373	91,240,956	104,286,695

Cash and cash equivalents, end of period	89,026,229	$81,962,420	$89,026,229	$81,962,420

Cash paid for interest	759,543	$493,244	$2,055,339	$1,375,203
Cash paid for income taxes	$-	$-	$-	$866,693
	-	-	-
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$3,332,952	$9,962,278	$3,332,952	$9,962,278